UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

No. 1333 Lujiazui Ring Road 15/F

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F   ☒ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Amendment to the Conversion Period of the Convertible Promissory Notes Held by China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited

On August 20, 2021, Lufax Holding Ltd (the “Company”), China Ping An Insurance Overseas (Holdings) Limited (“PAOH”) and An Ke Technology Company Limited (“An Ke”) entered into an Amendment and Supplemental Agreement to the Share Purchase Agreement and the Convertible Promissory Notes (the “Third Amendment and Supplemental Agreement”). The Third Amendment and Supplemental Agreement amends the terms of the convertible promissory notes issued by the Company on October 8, 2015 in the aggregate principal amount of US$1,953,800,000 (the “Notes”) by extending the commencement of the conversion period of the Notes from the date which is one year after the date of the Company’s initial public offering to April 30, 2023.

Following such amendment, each of PAOH and An Ke has the right in the manner provided in the Notes, as applicable, to convert the whole or any part of the outstanding principal amount of the Notes, as applicable, into ordinary shares of the Company, par value US$0.00001 per share (or the American depositary shares representing ordinary shares of the Company), during the period starting from April 30, 2023 until the date which is five (5) business days before (and excluding) October 8, 2023 (the “Maturity Date”), at an initial conversion price of US$14.8869 per ordinary share. Unless converted or purchased and canceled prior to the Maturity Date, the Company will redeem the Notes at 100% of their principal amounts together with accrued interests on the Maturity Date.

Amendment to Exercise Period of the Lanbang and Tun Kung Call Options

The Company was notified by An Ke that on August 20, 2021, An Ke and its parent company, Shenzhen Ping An Financial Technology Consulting Co., Ltd (“Shenzhen Ping An”), as holders of the Call Options (as defined and described under Item 6. E. of the Company’s annual report filed with the Securities and Exchange Commission on March 11, 2021), amended the exercise period of the Call Options by providing notices to each of Lanbang Investment Company Limited (“Lanbang”), a shareholder of Tun Kung Company Limited, and Mr. Jingkui Shi and Mr. Xuelian Yang, the shareholders of Lanbang.

Following such amendments to the exercise period of the Call Options, the Call Options are now exercisable concurrently, in whole or in part, during the period commencing on November 1, 2024 and ending on October 31, 2034. Such ten-year period may be extended by An Ke or Shenzhen Ping An, as applicable, by written notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

	By:	/s/ James Xigui Zheng
	Name:	James Xigui Zheng
	Title:	Chief Financial Officer

Date: August 20, 2021

Exhibit Index

Exhibit 4.1—	Amendment and Supplemental Agreement to the Share Purchase Agreement and the Convertible Promissory Notes, among the Company, China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited, dated August 20, 2021